U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.
1. Name and Address of Reporting Person* Worden Charles	2. Date of Event Requiring Statement (Month/Day/Year) 10/15/2001	4. Issuer Name and Ticker or Trading Cytomedix, Inc. CYDX
(Last) (First) (Middle) 11524 N. Rodney Parham Rd
(Street Address) Little Rock, Arkansas 72212	3. IRS Social Security Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director Officer 10% Owner Other (specify below)	6. If Amendment, Date of Original (Month/Day/ Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	388,100	D	-
Preferred Class B	447,563	D	-
-	-	-	-
-	-	-	-

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: (D) or (I)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

Signature:

/s/Charles Worden

-----------------------

Charles Worden

Date:

October 24, 2001

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).